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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A
(Amendment)

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
______________________________________________________________________________________

A. Name:

MONTEAGLE FUNDS (Prior to July 14, 2006, the name was Memorial Funds)

B. Address of Principal Business Office (No. & Street, City, State, Zip Code):

6550 DIRECTORS PARKWAY
ABILENE, TEXAS 79606

C. Telephone Number (including area code):

(888) 263-5593

D. Name and address of agent for service of process:

CARL CLAYTON PETERSON, PRESIDENT
MONTEAGLE FUNDS
6550 DIRESTORS PARKWAY
ABILENE, TEXAS 79606

Copies to:

CHARLES WILLIAM LUTTER, JR.
ATTORNEY AT LAW
103 CANYON OAKS
SAN ANTONIO, TEXAS 78232

E. Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒  NO  ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amended notification of registration to be duly signed on its behalf by the undersigned in the City of Abilene, State of Texas on this 4th day of August 2006.

MONTEAGLE FUNDS

BY:	/S/ CARL CLAYTON PETERSON
Carl Clayton Peterson, President

ATTEST: /S/ PAUL BUENA ORDONIO
Paul Buena Ordonio
Vice President and Secretary